UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number 001-38716

GAMIDA CELL LTD.
(Translation of registrant’s name into English)

5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 4, 2019, Gamida Cell Ltd. (the “Company”) held its annual meeting of shareholders (the “Meeting”). An aggregate of 19,160,976 ordinary shares, or 74.82% of the Company’s 25,606,423 total outstanding voting shares as of May 6, 2019, the record date for the Meeting, were present or voted at the Meeting, constituting a quorum. The following is a summary of the proposals and the voting results of the Meeting; all proposals received the requisite level of approval by shareholders. A more complete and detailed description of each proposal is set out in the Proxy Statement, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on May 1, 2019.

1.          The Company’s shareholders elected each of Mr. Steve Wills and Ms. Shawn Tomasello to serve as a Class I director of the Company, and to hold office until the close of business of the annual general meeting of shareholders to be held in 2022 and until their successors are duly elected and qualified, or until such individual’s earlier resignation or retirement, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
19,159,549	1,427	0	0

2.          The Company’s shareholders approved an amendment to the terms of office and employment of the Company’s Chief Executive Officer (and a member of the Board), Dr. Julian Adams pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
19,050,589	110,387	0	0

3.          The Company’s shareholders approved the compensation terms for members of the Board pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
19,149,545	11,331	100	0

4.          The Company’s shareholders approved an amendment of the Company’s 2017 Share Incentive Plan to increase the percentage by which the number of ordinary shares (‘pool’) that is reserved under the Company’s share incentive plans, may increase on an annual basis under the “evergreen” provision of that plan, from 1.5% to 3.5% of the Company’s outstanding share capital pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
19,049,989	110,987	0	0

5.          The Company’s shareholders approved an amendment of the Company’s compensation policy for executive officers and Board members pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
17,235,453	117,176	1,808,347	0

6.          The reappointment of Kost, Forer, Gabbay & Kasierer, a member firm of  Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2019, and its service until the annual general meeting of shareholders to be held in 2020, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
18,534,960	1,000	625,016	0

As required by Israeli law, each of proposals 3 and 5 were also approved by shareholders holding a majority of the ordinary shares voted on such proposals (excluding abstentions) who affirmatively confirmed that they were non-controlling shareholders and did not have a personal interest in such proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

June 6, 2019	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer